

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 30, 2008

Via U.S. Mail

Kenneth Uselton
Secretary and Treasurer
TGC Industries, Inc.
101 East Park Boulevard, Suite 955
Plano, Texas 75074

> **Re: TGC Industries, Inc.**
> **Form 10-K**
> **Filed March 14, 2008**
> **File Number 001-32472**

Dear Mr. Uselton:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors</u>

<u>We are dependent upon significant customers, page 6</u>

1. We note that your two largest customers accounted for approximately 22.0% of your revenues in 2007. Include the disclosure required by Item 101(c)(1)(vii). Further, please file all material contracts with these customers as exhibits to your Form 10-K or tell us why you do not believe it is appropriate to do so.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 47

2. Please furnish the information required by Item 201(d) of Regulation S-K or tell us why such information is not required.

Schedule 14 A Definitive Proxy Statement, filed April 25, 2008

Executive Compensation, page 14

3. You indicated that annual cash bonuses are used to reward executives for the achievement of "annual company and individual performance objectives." However, you do not include a discussion of the annual company or individual performance objectives, other than the profitability of the Company. Please supplementally provide us with modified disclosure including all the information required by Item 402(b).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Kenneth Uselton
TGC Industries, Inc.
December 30, 2008
Page 3

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, John W. Madison at (202) 551-3296 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tracey L. McNeil
       John W. Madison